SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of February, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Change in the Executive Board of AIXTRON SE

Paul Hyland leaves the Company by mutual agreement

Martin Goetzeler appointed as successor

Aachen/Germany, February 18, 2013 - AIXTRON SE (FSE: AIX; NASDAQ: AIXG) a leading provider of deposition equipment to the global semiconductor industry announced today that Paul Hyland, AIXTRON SE's President and CEO will leave the Company by mutual agreement with effect as of February 28, 2013 for personal reasons.

Today, the Supervisory Board appointed Mr. Martin Goetzeler (50), an internationally experienced top manager and industry expert, as his successor. Mr. Goetzeler will join the Company on March 1, 2013. Within the Executive Board, he will be responsible for the areas strategy, production, purchasing and logistics, investor relations and group communication.

Before his appointment Mr. Goetzeler served on the executive board of Siemens's subsidiary Osram and also held various international leadership positions within the Siemens group. He is an acknowledged expert in the LED and lighting industry. For many years, Mr. Goetzeler served as President of the European Technology Platform Photonics21, which, among other things, advises the European Commission in determining major strategic research in the area of photonics.

Mr Goetzeler's extensive experience in the target markets of AIXTRON will further strengthen AIXTRON's technology leading position in a period of considerable market change: 'I am looking forward to the task of leading AIXTRON as a leading provider of semiconductor technology production solutions along the way towards industrial mass production. We have the opportunity to address some of the current social megatrends such as energy efficiency and intelligent networking, which are dominated by LEDs, OLEDs and power electronics. There is substantial growth potential for AIXTRON in all of these areas.'

Mr. Hyland commented: 'I am very pleased that I had the opportunity to participate in AIXTRON's route to becoming a globally acknowledged leading technology company. I am pleased to be able to hand over the CEO role to Mr. Goetzeler at this time. Mr. Goetzeler can build on a solid foundation, and he has both the leadership qualities and experience to take AIXTRON successfully onto the next level.'

Mr. Kim Schindelhauer, the chairman of the Supervisory Board of AIXTRON SE, expressed his gratitude to Mr. Hyland for his contributions to the Company: 'Mr. Hyland has successfully managed the Company during his tenure through many ups and downs in the semiconductor industry. For this, we would like to express our great appreciation. We are delighted to have found someone like Mr. Goetzeler, a versatile manager with extensive knowledge in the high-tech market and international experience. Mr. Hyland will actively support Mr. Goetzeler in taking up his office and ensure a smooth transition.'

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

CONTACT:
Guido Pickert
Investor Relations and Corporate Communications
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	February 18, 2013	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO